Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE

REPORT

Item 1	Name and Address of Company

Obsidian Energy Ltd. (the “Company” or “Obsidian Energy”)

200, 207 – 9th Avenue SW

Calgary, AB

T2P 1K3

Item 2	Date of Material Change

July 27, 2022

Item 3	News Release

A press release describing the material change was disseminated by the Company on July 27, 2022 through the facilities of Newsfile Corp. and can be found under the Company’s profile on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On July 27, 2022, the Company announced that it has completed a private placement offering (the “Offering”) of $127.6 million aggregate principal amount of 11.95 percent five-year senior unsecured notes due July 27, 2027 (the “Notes”).

In connection with the private placement of the Notes, Obsidian Energy also entered into a new $175.0 million revolving syndicated credit facility and a new $30.0 million non-revolving term loan (collectively, the “New Credit Facilities”) with the Royal Bank of Canada, Bank of Montreal and Canadian Western Bank.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Offering was conducted pursuant to an underwriting agreement entered into on July 25, 2022 between the Company, RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc.

The Company used the net proceeds of the Offering, together with initial draws on the New Credit Facilities, to repay its outstanding debt (including interest and fees), comprised of: US$35.8 million for all of the Company’s senior secured notes that were due November 30, 2022; $227.2 million for all outstanding amounts under the Company’s previous credit facilities that were due November 30, 2022; and $6.6 million for all outstanding amounts under the Peace River Operating Partnership (“PROP”) limited recourse loan that were due December 31, 2022. In addition, the Company also closed out hedges that were initially put in place for the PROP 45 limited recourse financing (US$3.5 million) and fees associated with the refinancing ($6.1 million).

Following these repayments, Obsidian Energy has $287.6 million of long-term indebtedness, including $130 million drawn on its $175 million revolving syndicated credit facility and $30 million drawn on its non-revolving term loan. The syndicated credit facility has a revolving period ending on July 27, 2023, with a term out period ending on July 27, 2024, subject to customary annual extension terms. The term loan matures December 31, 2022 and is expected to be repaid in the third quarter of 2022 from free cash flow from operations.

The Notes were issued at a price of $980.00 per $1,000.00 principal amount for aggregate gross proceeds of approximately $125.0 million. The Notes have a 11.95 percent coupon, payable semi-annually in equal installments. The Notes will be direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. Certain directors, officers and employees of Obsidian Energy purchased an aggregate of $6.4 million under the Offering.

The Notes have a semi-annual repurchase offer feature whereby, subject to the terms and conditions of the new trust indenture governing the Notes, the Company must offer to purchase the maximum principal amount equal to 75 percent of excess free cash flow (as defined in the new trust indenture) up to and including July 27, 2024, and 50 percent of excess free cash flow thereafter at a price equal to 103 percent of the principal of the Notes, plus accrued and unpaid interest. The repurchase offer feature remains in place until an aggregate amount of $63.8 million of Notes are repurchased by the Company. Additionally, Obsidian Energy may redeem up to 40 percent of the aggregate principal amount of the Notes at any time prior to July 27, 2024, for a redemption price equal to 111.95 percent of the principal amount of the Notes, together with accrued and unpaid interest, with cash received from equity offerings (provided that at least 60 percent of the aggregate principal amount of the Notes remains outstanding after such redemption). At its option, the Company may also redeem all or part of the Notes at: 105.975 percent from July 27, 2024 to 2 July 26, 2025; or 102.988 percent from July 27, 2025 to July 26, 2026; or 100 percent from July 27, 2026, to July 27, 2027.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Mark Hawkins, VP Legal, General Counsel & Corporate Secretary, who is knowledgeable about the details of the Offering and may be contacted at (403)-218-8933.

Item 9	Date of Report

August 3, 2022

Forward-Looking Statements

This material change report contains forward-looking statements or information (collectively, “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this material change report contains forward-looking statements concerning: free cash flow generated by the Company; and when the Company expects to repay the term loan. The forward-looking statements are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Obsidian Energy can give no assurance that they will prove to be correct. By their nature, such forward-looking statements are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to, fluctuations in commodity prices, changes in industry regulations and political landscape both domestically and abroad, and financial market volatility. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2021, which is available on the SEDAR website (www.sedar.com) or Obsidian Energy’s website.